

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

<u>Via U.S. Mail</u>
Elise Travertini, President
Blue Sun Media, Inc.
349 W. Pine Street, Suite 4D
Central Point, OR 97502

   Re: **Blue Sun Media, Inc.**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed March 3, 2011
     File No. 333-171891

Dear Ms. Travertini:

   We have reviewed the above-referenced filing and the related response letter dated March 3, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, prior comments refer to those in our letter dated February 23, 2011.

<u>General</u>

1. We refer to your response to prior comment 1. While you have concurred with this comment, we note that you continue to refer to your company as BSM Tech, Inc. in certain parts of your amended document. We note by way of example the disclosure under the sub-caption "Dilution of the Price You Pay for Your Shares" on page 15. Please advise or revise your document throughout as necessary.

<u>Risk Factors</u>

<u>General</u>

2. We note that the risk factors section of your document as amended now omits the risk factor sub-caption "Investing in our company will result in an immediate loss because buyers will pay more for our common stock than the pro rata portion of the assets are worth." Please include this sub-caption in your amended document immediately above the related risk factor disclosure. See Item 503(c) of Regulation S-K.

Risks Related to Our Business

"The Company is subject to the 15(d) reporting requirements under the Securities Exchange Act of 1934…," page 6

3.   We refer to prior comment 4 and note that your continue to include language which indicates that you are currently subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934. Specifically, we note your statement in the first sentence of the risk factor that "the Company is subject to the 15(d) reporting requirements…" Please revise your risk factor to remove such representations. We also refer to language included under the risk factor sub caption "The failure to comply with the internal control evaluation and certification requirements of section 404 of Sarbanes-Oxley…."

According to Ypulse Advisory Board, the Mobile Payment systems for Tweens…," page 7

4.   We note your response to prior comment 6. Your amended risk factor, as well as the supplemental information that you filed with your amended registration statement, indicate that "the mobile payment market for tweens/teens is fragmented with several players like Zong, Boku and Surfpin." Since it does not appear that you intend to develop mobile payment software, but rather software to assist parents in monitoring the online activity of teens and tweens, it is unclear how information about the mobile payment market supports your position that the market in which you intend to operate is fragmented with no established leader. Please advise. Also, we note that you identify Zong, Boku and Surfpin as competitors in a risk factor on page 9 and on page 23, and that you identify Google as a competitor on page 23 because "it is only a matter of time before they offer a payment solution on the mobile phone." It is unclear why these companies should be considered your competitors when it does not appear that you intend to operate in the mobile payment market. Please advise.

        Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3456 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Attorney-Advisor

cc: Via Facsimile (561) 362-9612
        James Schneider, Esq.
        Schneider, Weinberg & Beilly LLP